November 12, 2014

Elisabeth Bentzinger

Counsel

Disclosure Review and Accounting Office

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E. (Mail Stop 5-6)

Washington, D.C. 20549

ATTN: Document Control – Edgar

RE:	RiverSource Life Insurance Company

RiverSource Variable Account 10 (“Registrant”)

Post-Effective Amendment No.2 on Form N-4

File Nos. 333-186218/811-07355

Dear Ms. Bentzinger:

This letter is in response to the Staff’s supplemental comments received via teleconference on November 4, 2014 for the above-referenced Registration Statement filed on or about August 26, 2014. The Staff’s comments and our responses are outlined below.

Comment 1: Add additional disclosure with respect to the Prudent Income Amount to provide further clarity that it does not provide a “cash value” or other form of guaranteed benefit.

Response: We modified the second paragraph of “The Prudent Income Amount” to clarify further the lack of these types of guarantees.

Since the Prudent Income Amount is calculated daily and fluctuates based on age and current contract value, the program does not guarantee or result in a steady stream of income or provide any type of guaranteed cash value or guaranteed benefit.

Comment 2: Please consider removing the word “annuity” from “annuity withdrawal amount.”

Response: References in the supplement to “annuity withdrawal amount” have been changed to “withdrawal amount.”

Comment 3: On page 2 of the revised supplement in the paragraph describing how the current Prudent Income Amount is calculated, clarify that the calculation and the 90% probability is based on a hypothetical withdrawal amount. In addition, consider clarifying that remaining duration of the program means reaching the later of age 95 or 8 years. Clarify the meaning of the reference to “exact current” when discussing the Prudent Income Amount.

Response: With respect to the term “exact current” we were attempting to convey that if the participant matched the initial Prudent Income Amount with their withdrawal amount and made no adjustments to the withdrawal amount, the result would be a minimum 90% probability of success. Since this term does not add value and may be confusing, we removed it. To address this, and your other comments, we have revised the paragraph on the supplement as follows.

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The current Prudent Income Amount is determined by multiplying the current contract value by the current Prudent Income Percentage. The Prudent Income Amount is a hypothetical withdrawal amount with a minimum 90% probability that if taken and no withdrawal adjustments are made, withdrawals at that amount would not deplete the contract value prior to age 95 (age 100 for joint), or 8 years if longer. Please refer to the Prudent Income Amount section below for details on the assumptions we used to create the Prudent Income Percentages and the operation of the Prudent Income Amount.

Comment 4: On page 2 of the revised supplement please correct the first paragraph to match your original response by changing “Prudent Income Amount” to “current withdrawal amount.”

Response: We actually modified this paragraph by removing the sentence. We felt this particular sentence in the introductory section was not necessary and we felt it would be better to allow the full explanation of the various statuses to stand on their own in the section where they are described. The paragraph now reads as follows.

Income Guide compares the annual total of the monthly systematic withdrawals you have elected to the current Prudent Income Amount we have calculated to determine your current status in the program. The current status provides you information on the current sustainability of your withdrawal rate by comparing it to the Prudent Income Amount.

Comment 5: On page 2 of the revised supplement in the fifth paragraph, please clarify that penalties are tax penalties and that the reduction of optional benefits would be death benefits, including any reduction to the base death benefit.

Response: This paragraph has been revised as follows.

Any withdrawals you make from your contract may result in surrender charges, taxes and tax penalties. In addition, withdrawals may result in a proportional reduction to the standard death benefit and any optional death benefit you have elected.

Comment 6: Consider in the introductory section of the revised supplement adding bold disclosure specifying certain things, such as individual experience may vary, that the assumptions in the program are not customized or individualized, owner’s circumstances vary from the program assumptions, and that contract value may be depleted prior to age 95.

Response: We have added the following disclosure in bold as a new sixth paragraph to the introductory section.

The assumptions we used in the program are not customized or individualized to your circumstances. Program participants and their unique individual circumstances will vary from the program assumptions, creating differing results. Your contract value may be depleted prior the end of the program.

Comment 7: In the paragraph describing assumptions not being customized, you included a parenthetical caveat about “(without adjusting under the program),” please explain the basis of this caveat and what would occur if you did adjust. Also, consider moving this paragraph to immediately follow the list of assumptions.

Response: We added the caveat “(without adjusting under the program)” because it clarifies that the minimum 90% probability under the program assumes no future adjustments to the withdrawal amount are made under the program. If adjustments are made based on the program and the statuses reported to a participant, the result

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would be a change to the amount being withdrawn, but not the depletion of account value (as we noted in our response to your previous comments complete depletion if you followed the program would require persistent negative returns of 12% for the duration of the program). In addition, we are moving this paragraph so that it immediately follows the list of assumptions.

Since these assumptions are not customized to you, your circumstances will differ and the minimum 90% probability of withdrawals lasting for the duration of the program, without the need to make any adjustments to the amount of withdrawals, may be higher or lower than the probability used in developing the Prudent Income Percentages.

Comment 8: In the Prudent Income Amount section of the revised supplement, in the second paragraph following the list of factors that could impact status and the actual sustainability of withdrawals, in addition to negative performance resulting in continually decreasing the amount of your withdrawal to stay “On Track” either specify the other factors that may result in having to decrease your withdrawal amount or state in general that deviations from the assumptions could result in having to continually decrease the amount of the withdrawal.

Response: We have modified the language to reflect general deviations from the assumptions. As such, we have modified this paragraph to read as follows.

In addition, if you experience long-term periods where your contract value is continually declining due to deviations from the assumptions mentioned above, you will need to repeatedly decrease the amount of your withdrawal to stay in the “On Track” status. Also, while unlikely, your contract value may be depleted before age 95 even if you follow the program.

Comment 9: With respect to performance assumptions being “net of any fees” please consider providing added disclosure to make it clear that fees are not an assumption in the program and that performance is assumed to include the deduction of any fees and whether that might include or exclude other charges such as the contract administrative charge.

Response: In order to provide additional clarity, we have added a reference to expenses in the bulleted list of assumptions in the “Prudent Income Amount” section of the supplement and modified and moved the following paragraph to be immediately after this bulleted list.

The average annual return assumptions of 9.0% for the equity allocation and the 4.0%-6.0% for the bond allocation are net return assumptions. This means these return assumptions would be after the deduction of all underlying fund fees and expenses. Other contract charges, if they apply to you, were not included in the assumptions. This includes the contract administrative charge, surrender charges, and charges associated with optional benefits available under the contract. The “Charges” section of the prospectus provides additional details on the amount and applicability of these charges.

Change to bulleted item:

•	average annual returns, after the deduction of all fund fees and expenses, of 9.0% on the equity allocation and 4.0% on the bond allocation that grades upward to 6.0% over a ten year period;

Comment 10: In the revised supplement in the second paragraph following the table of statuses, it states that program “experience” will vary including a variation that results in more “positive” or “negative” experiences.

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Consider revising as the program does not provide a specific “experience.” In addition, please reference “lower” fees in the first part of the disclosure and “higher” fees in the second part of this disclosure. Please confirm lower volatility always results in a better outcome.

Response: We believe this paragraph is more appropriate in the “Prudent Income Amount” section and we have moved it and made it the second paragraph immediately following the numbered list of factors that could impact contract experience and Income Guide status. We have also revised this paragraph to read as follows, including more generalized wording.

Your results under the program will vary. In general, if you have lower returns, higher volatility, higher fees, or you make additional withdrawals, then the result will be less favorable than assumed. In contrast, if you have higher returns, lower volatility, lower fees, or make additional purchase payments, then the result will generally be more favorable than assumed.

Comment 11: Please add disclosure that the company may “err” with respect to the simulation methodology and the analysis of the simulations that produced the “Prudent Income Percentages.” If it is not possible for the company to “err”, please explain supplementally as to why no error is possible in developing the methodology or analyzing the simulation results and making determinations as to the ultimate “Prudent Income Percentages.” Consider adding this to the disclosure in the fourth paragraph following the table describing the statuses in the revised supplement. Also, consider instead adding this disclosure about possible error to the part of the revised supplement where you describe the simulations.

Response: We modified the following paragraph by splitting it into two paragraphs. Please note the added disclosure in the first two sentences of the second paragraph which addresses your comment in part.

Income Guide does not take into account your unique financial situation, including how you allocate your contract value to available investment options and the allocation of your contract value to equities or bonds. Your investment returns, including the deduction of any fund fees and expenses, will differ from program assumptions. In addition, the fees and charges we assumed in calculating values under the program will differ from the actual fees and charges on your contract. This is due in part to the fact that we did not assume certain charges, including the contract administrative charge and optional benefit charges.

The methods, assumptions and simulations we used to develop the Prudent Income Percentages may not be appropriate or correct for a given contract owner. Individual results can vary widely and will impact the frequency of status changes and how often you may want to make adjustments to your withdrawals. You must decide whether to modify withdrawals or take any other action with respect to your contract based on the status we report, and whether to consult with your financial advisor.

We believe the disclosure with respect to “err” is appropriate in conjunction with the area of the supplement discussing the simulations. As a result, we added the following sentence to the fourth paragraph on page 6 of the supplement.

As with any simulation, your actual experience will be different and our methodology could have an error.

Comment 12: In addition to the revisions in comment 11, consider adding that the “fees” paid will actually differ since certain charges were specifically excluded, such as the contract administrative charge. Also, please state that the returns assumed are average annual returns in the list of assumptions used in creating the Prudent Income Percentages.

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Response: See our response to comment 11 above. Specifically, the revisions to the first paragraph in our response. Also, the returns are now described as “average returns” in the program assumptions section.

Comment 13: In your original response to the comment about why the Prudent Income Percentages remain fixed in the final eight years you stated it was a design determination. Please confirm supplementally that the design determination that you reached is consistent with the disclosed assumptions underlying the program.

Response: Confirmed. All of the rates we developed are consistent with the program assumptions and a minimum 90% probability of withdrawals lasting for the program duration.

Comment 14: In the second paragraph of the revised supplement in the “Withdrawal Monitoring and Reporting” section consider the description of “currently sustainable.” Please address the other two statuses “Caution” and “More Available” and how those statuses are either sustainable or not sustainable. Also, the use of percentages with respect to deviation from the current Prudent Income Amount appears confusing, please try to rewrite in Plain English.

Response: We removed the second paragraph and replaced it with the following additional table and descriptive paragraph preceding the table that describes each status used in reporting.

The table below shows the percentage range assigned to each status when the prudent income amount is compared to the current withdrawal amount. Each value in the table represents the percentage the Prudent Income Amount is below (a negative percentage) or above (a positive percentage) the current withdrawal amount.

Income Guide Status Definitions
Attention Needed	Caution	On Track	More Available
Less than -20%	-20% up to, but not including, -10%	-10% up to, but not including, +25%	+25% or more

We use descriptive terminology to describe each status. When you are in the On Track status we may refer to your withdrawal rate as “currently sustainable.” When you are in the Caution status, we refer to your withdrawal rate as “near a point where it may not be sustainable.” When you are in the Attention Needed status, we refer to your withdrawal rate as “may not be sustainable.” Finally, if your current withdrawal amount places you in the “More Available” status, we refer to you as having “more options available” because the Prudent Income Amount is at least 25% higher than your current withdrawal amount. These statutes, including the accompanying explanations, are merely descriptive and do not represent a specific level of actual sustainability or probability of your contract value not being depleted. Please note if you are in the “More Available” status and you utilize contract value for other purposes it may create adverse consequences in the future, including increasing the possibility and extent of future status changes and the possibility of running out of money prior to the end of the program.

This addition makes the footnote on the Income Guide status table redundant, so we have removed this footnote.

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Comment 15: In the paragraph following the table of statuses, please explain supplementally why a participant would care about how long they are in a particular status. For example, is it better or worse to be in particular status for a specific period of time.

Response: A participant would care about extended time in the Attention Needed status. Spending an extended period of time in the Attention Needed status would result in an increased likelihood of a client depleting their contract value. However, the duration in other statuses does not present the same concern with respect to withdrawals at the current rate lasting to the end of the program. As a result, we modified this paragraph to read as follows.

These statuses are not designed to be, nor should they be construed as, investment advice. They are based on a comparison of your current annual withdrawal amount versus the current Prudent Income Amount. They also can aid you in tracking how close your current rate of withdrawal is to the Prudent Income Amount. In the end, your unique financial situation and the advice of your financial advisor should be utilized in assessing your Income Guide status and your utilization of the program as a whole. Please note, the longer you are in the Attention Needed status without adjusting withdrawals the greater the likelihood that you will deplete your contract value.

Comment 16: You previously stated that no probabilities of sustainability were assigned to the other statuses. Please clarify why that is the case and whether you can determine probabilities as to the other statuses. Is there another way to explain how each of the statuses were determined and how they would fall in the statuses.

Response: The Income Guide program was designed to help create sustainable income stream, not to quote probabilities to clients. Income Guide helps to create a sustainable income stream by providing information so that a contract owner, with the help of an investment adviser if they choose, can adjust their income during retirement. If they adjust income under the program it is highly unlikely they will run out of money. Since the goal is to help adjust income, and not quote a probability of success for their current withdrawal rate, we made a design decision to not focus on probabilities for the statuses, but rather a percentage deviation between the current withdrawal rate and the Prudent Income Amount. We view a single set of prudent rates and a single set of percentage deviations as more participant friendly and easier to understand than a structure based in multiple levels of probabilities. Further, we do not plan to emphasize the minimum 90% probability in the marketing and servicing of the program.

At a conceptual level, we deemed a Prudent Income Amount that is 20% below the current income as a large deviation that would be appropriate for a potential adjustment. We then tested this level and deemed it reasonable in terms of number adjustments over the life of a typical contract. The 25% threshold was developed assuming that if a client adjusted their income down 20% at some point, they would need to increase it 25% to get back to the original income level. The caution category was set half way to “Attention Needed” to give the client an advance warning.

Comment 17: When discussing the “More Available” status disclose that utilizing excess contract value may be disadvantageous in the future to the extent that statuses may change over time and the possibility a program participant will run out of money.

Response: See the bolded disclosure added as part of our response to Comment 14.

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Comment 18: In the section “Potential Benefits of the Income Guide Program” in the revised supplement consider further explanation around the potential adverse aspects of the benefits, such as:

a.	In the first paragraph of this section disclose that you do not receive the same income guarantee you would get with a living benefit rider or an annuitization option. In addition, please try to provide a Plain English explanation of the exclusion ratio.

Response: The first paragraph in the “Potential Benefits of the Income Guide Program” is revised as follows.

Income Guide can aid you in creating a non-guaranteed stream of income through systematic withdrawals from your contract. This can be beneficial if your need for income is flexible and does not require the guarantees associated with either a guaranteed minimum withdrawal benefit rider or exercising your option to annuitize. Withdrawals in connection with Income Guide may be subject to surrender charges, taxes and tax penalties. In contrast, payments under a guaranteed minimum withdrawal benefit rider or annuitization are not subject to surrender charges. In addition, if you use Income Guide and you have a non-qualified contract you are not receiving any potential benefits of the exclusion ratio associated with annuitization. The exclusion ratio allows you to spread the cost basis of your contract value over time, generally resulting in payments being partially taxable while the exclusion ratio is in effect. In contrast, Income Guide systematically withdraws contract value and for non-qualified contracts this results in taxable earnings being considered to be withdrawn first. A financial advisor can help you understand each of the income options available to you.

b.	In the first paragraph, add clarifying disclosure that surrender charges and proportionate reductions of death benefits do not apply to living benefit rider withdrawals or annuity payments as part of an annuity payout option. Also, specify that “penalties” means “tax penalties.”

Response: Please note the fact that living benefits do proportionally reduce death benefits. Please see our response in Comment 18.a. above. We have revised the first paragraph and added disclosure addressing surrender charges.

c.	In the second paragraph, in the last sentence, add to this sentence that withdrawals will proportionally reduce death benefits and reduce contract value.

Response: The last sentence of the second paragraph has been revised to read as follows:

Please keep in mind increases in the amount you withdraw may be subject to additional surrender charges, taxes and tax penalties. In addition, withdrawals will reduce your contract value and will proportionally reduce your standard death benefit and any optional death benefit you have elected. Increases in withdrawals can also have adverse future consequences, including increasing the possibility of future status changes and the possibility of running out of money prior to the end of the program.

d.	We previously requested you confirm supplementally that the income guide is actually a less expensive way to manage income given the potential additional taxes, surrender charges and tax penalties. You still list in the second paragraph that a benefit of income guide involves not paying the added expense of a living benefit rider. Please address.

Response: Please see our response in Comment 18.a. above. We believe this addresses the comment by removing references with respect to any expense associated with a living benefit rider and any judgments as to whether it would act as a less expensive way to receive income.

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Additional Supplement Changes

After reviewing the disclosure and the quantity of changes made, we determined there was a need to make some additional changes to the supplement to provide better consistency, clarity and flow. We view these changes in the aggregate as minor and non-material.

Additional Information with Respect to Changes Not Involving the Supplement

You requested additional changes to our client brochure, enrollment form, and periodic reporting documents (consolidated statements and the annual report). With respect to the client brochure and enrollment form, we can incorporate these changes prior to effectiveness. However, the periodic reporting documents require us to reprogram certain computer systems and test the reprograming. Based on these requirements it could potentially take us as long as 3-4 months to program and test all of the changes. We respectfully request we be allowed to go effective with the understanding and representation that we will make these changes within the timeline specified. We believe not having these changes completed concurrently with effectiveness will have minimal impact and ultimately periodic reporting will include the changes requested by the Staff.

Finally, we will be filing our client brochure with FINRA. We will incorporate any changes requested by FINRA into the client brochure. At this time because the client brochure is the only piece of advertising material it is the only material we provided to you that we will file with FINRA.

Comment 19: Tandy representation

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to the company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made. In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that: the company is responsible for the adequacy and accuracy of the disclosure in the filings; Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and the fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response: The Registrant agrees to make such representations:

In connection with the filing listed above, the Registrant hereby acknowledges the following:

The disclosures in the filing are the responsibility of the Registrant and the Registrant is fully responsible for the adequacy or accuracy of the disclosures in the filing. The Registrant represents to the Commission that comments made by the Commission, or the staff acting pursuant to delegated authority, or changes to disclosure in response to staff comments in the filing reviewed by the staff, do not foreclose the Commission from taking any action with respect to the filing, and the Registrant represents that it will not assert this action as a defense in any proceeding initiated by the Commission or any person, under the federal securities laws of the United States.

If you have any questions concerning this filing or responses to the comments, please contact me at (612) 671-8056, or Boba Selimovic at (612) 671-7449.

Sincerely yours,

/s/ Timothy D. Crawford
Timothy D. Crawford Assistant General Counsel and Assistant Secretary

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Supplement dated December 15, 2014 to the prospectuses dated May 1, 2014
Product Name	Prospectus Form #

RiverSource® RAVA 5 Advantage Variable Annuity/RAVA 5 Select Variable Annuity/RAVA 5 Access Variable Annuity (offered for contract applications signed on or after April 29, 2013) issued by RiverSource Life Insurance Company through RiverSource Variable Account 10

S-6594 D (5/14)

RiverSource® RAVA 5 Advantage Variable Annuity/RAVA 5 Select Variable Annuity/RAVA 5 Access Variable Annuity (offered for contract applications signed on or after April 29, 2013) issued by RiverSource Life Insurance Co. of New York through RiverSource of New York Variable Annuity Account

S-6595 D (5/14)

RiverSource® RAVA 5 Advantage Variable Annuity/RAVA 5 Select Variable Annuity/RAVA 5 Access Variable Annuity (offered for contract applications signed prior to April 30, 2012) issued by RiverSource Life Insurance Company through RiverSource Variable Account 10

140463 F (5/14)

RiverSource® RAVA 5 Advantage Variable Annuity/RAVA 5 Select Variable Annuity/RAVA 5 Access Variable Annuity (offered for contract applications signed prior to April 30, 2012) issued by RiverSource Life Insurance Co. of New York through RiverSource of New York Variable Annuity Account

140464 F (5/14)

RiverSource® RAVA 5 Advantage Variable Annuity/RAVA 5 Select Variable Annuity/RAVA 5 Access Variable Annuity (offered for contract applications signed on or after April 30, 2012 but prior to April 29, 2013) issued by RiverSource Life Insurance Company through RiverSource Variable Account 10

S-6515 D (5/14)

RiverSource® RAVA 5 Advantage Variable Annuity/RAVA 5 Select Variable Annuity/RAVA 5 Access Variable Annuity (offered for contract applications signed on or after April 30, 2012 but prior to April 29, 2013) issued by RiverSource Life Insurance Co. of New York through RiverSource of New York Variable Annuity Account

S-6517 D (5/14)

This supplement describes proposed changes to certain variable annuity contracts (the “Contracts”). Please retain this supplement with your prospectus for future reference.

In the “Making the Most of Your Contract” section of the prospectus under “How to Request a Transfer or Surrender,” the following restriction under “2 By automated transfer and automated partial surrenders” is deleted in its entirety.

•	You may not make additional purchase payments if automated partial surrenders are in effect

We will not restrict additional purchase payments if automated partial surrenders are in effect.

Effective December 15, 2014, the “Making the Most of Your Contract” section of the prospectus is amended by adding the following.

The Income GuideSM Program

Income Guide is an optional service we currently offer without charge. It does not change or otherwise modify any of the other benefits, features, charges, or terms and conditions associated with your annuity contract. The purpose of the program is to provide reporting and monitoring of withdrawals you take from your annuity through monthly systematic withdrawals. The reporting and monitoring is designed to provide you information that may assist you in considering whether to adapt your withdrawals over time.

For the purpose of Income Guide program, the term “systematic withdrawals” is the same as “automated systematic surrenders” in the prospectus.

Income Guide is a withdrawal monitoring service used in conjunction with a monthly systematic withdrawal program you have elected to withdraw contract value from your annuity. The program establishes what we call a “Prudent Income Amount” which is based on your contract value, age, and the other program assumptions described below. We calculate the Prudent Income Amount daily using the following factors:

(1)	the age of the participant, (the age of the younger participant under the Joint Option);

(2)	the contract value;

(3)	Prudent Income Percentages.

The current Prudent Income Amount is determined by multiplying the current contract value by the current Prudent Income Percentage. The Prudent Income Amount is a hypothetical withdrawal amount with a minimum 90% probability that if taken and no withdrawal adjustments are made, withdrawals at that amount would not deplete the contract value prior to age 95 (age 100 for joint), or 8 years if longer. Please refer to the Prudent Income Amount section below for details on the assumptions we used to create the Prudent Income Percentages and the operation of the Prudent Income Amount.

Income Guide compares the annual total of the monthly systematic withdrawals you have elected to the current Prudent Income Amount we have calculated to determine your current status in the program. The current status provides you information on the current sustainability of your rate of withdrawal by comparing it to the Prudent Income Amount.

The program allows you to elect to have withdrawal income monitored based on one person (the “Single Option”) or two persons (the “Joint Option”). We refer to each person covered under Income Guide as a participant. Income Guide is most effective when you use it in consultation with your financial advisor.

The assumptions we used in the program are not customized or individualized to your circumstances. Program participants and their unique individual circumstances will vary from the program assumptions, creating differing results. Your contract value may be depleted prior the end of the program.

Income Guide is not a guaranteed income option and it is not backed by our general account. If you need income guaranteed for life or another specified period of time, you should not rely on using Income Guide. For guaranteed income options, consider a guaranteed lifetime withdrawal benefit such as our Secure Source 3 rider, annuitization options, or other annuity contracts that provide guaranteed lifetime income riders or benefits.

Any withdrawals you make from your contract may result in surrender charges, taxes and tax penalties. In addition, withdrawals may result in a proportional reduction to the standard death benefit and any optional death benefit you have elected.

As part of the Income Guide program, we provide you with information regarding your withdrawal amount, but we do not determine whether to make adjustments to your withdrawal amount or investment allocation. You need to decide what changes or adjustments may be right for you, or whether to seek the assistance of a financial advisor in making any decisions, based on the information provided and your given needs and circumstances.

Program Availability

Income Guide is only available if the servicing broker-dealer on your contract is Ameriprise Financial Services, Inc. (“AFSI”) which is our affiliate and we only currently offer variable annuity contracts through AFSI. We may modify or end the availability of Income Guide at any time in our sole discretion. We will notify you 30 days in advance of any changes to Income Guide or if we end the program. Advance notice will not be given for any changes we decide to make to the Prudent Income Percentages.

Income Guide is not available if your contract has any of the following optional riders.

•	SecureSource 3®;

•	SecureSource 3 NY®;

•	SecureSource Stages 2®;

•	SecureSource Stages NY®; or

•	Accumulation Protector Benefit.

In addition, in order to enroll in Income Guide, the following eligibility requirements must be met.

(1)	One of the Income Guide participants must be an owner or annuitant under the contract.

(2)	Your contract cannot be a beneficially owned IRA.

(3)	You cannot be withdrawing substantially equal periodic payments as defined in the Internal Revenue Code. These payments are calculated in part using your life expectancy and place limits on the ability to increase withdrawals beyond a certain amount without incurring tax consequences.

(4)	You must have a single active systematic withdrawal program established, or applied and set to begin within 12 months of enrollment, elected on a gross basis (meaning you may not elect to set your withdrawal amount net of surrender charges or market value adjustment) and with a frequency of withdrawal set at monthly.

(5)	Your contract cannot have any active or deemed loans on it.

(6)	Your contract must have an Amerprise advisor registered with AFSI assigned as the agent of record on your contract.

(7)	All participants covered by the program must be at least age 50 and no older than age 85.

These eligibility requirements apply to any post-enrollment changes you may elect to make, such as changing or adding participants.

Advance notice will not be given for the events listed below that automatically terminate Income Guide.

(1)	You modify your systematic withdrawal program to a frequency other than monthly or you have more than one systematic withdrawal program in effect.

(2)	You take a loan on the contract.

(3)	On any contract anniversary where the participant (for joint, youngest participant) attained the maximum age of 95 in the preceding contract year.

(4)	The death benefit under the contract becomes payable.

(5)	You elect a systematic withdrawal program to take substantially equal periodic payments as defined in the Internal Revenue Code. These payments are calculated in part using your life expectancy and place limits on the ability to increase withdrawals beyond a certain amount without incurring tax consequences.

(6)	AFSI is no longer the servicing broker-dealer on your contract.

(7)	Your contract terminates for any reason, including full surrender, the contract value reaches zero, or when you annuitize your entire contract (this does not apply to partial annuitizations which are permitted while you participate in Income Guide).

In the event of a change in ownership, systematic withdrawals are suspended, but you would continue to be enrolled in the Income Guide.

Enrolling in the Income Guide Program

You may elect to enroll in the Income Guide program at any time as long as we continue to offer it and you meet the eligibility requirements of participation. At the time of your enrollment, you will be required to complete an Income Guide Enrollment Form or verbally acknowledge your understanding of the program if we permit enrollment via telephone. In connection with enrollment, you will be asked whether you want the Single Option or Joint Option. You also will be required to provide the birth date and sex of each participant covered under Income Guide. We use the age provided at enrollment to calculate the Prudent Income Amount.

If you are funding your contract through multiple sources that would involve making more than one initial purchase payment, you should consider waiting to enroll in Income Guide until your contract is fully funded. A large purchase payment not taken into account will result in a lower initial Prudent Income Amount being calculated. If your systematic withdrawal amount is based on all intended payments, then the amount you are withdrawing will be higher than the Prudent Income Amount that is calculated before we receive all intended purchase payments which may affect your Income Guide status.

After enrolling, we will permit you to modify the selected option (Single Option or Joint Option) or to change the participants. Any changes are subject to the conditions stated in the Program Availability section above.

Withdrawal Monitoring and Reporting

Income Guide is designed to assist you and your financial advisor in managing the withdrawal of money out of your annuity contract to provide income. To aid in managing your withdrawals, we currently provide periodic reports to you and your financial advisor. This includes a detailed annual report we provide on each contract anniversary and a brief summary on the consolidated statements you receive either monthly or quarterly from AFSI. These reports include an Income Guide status based on the Prudent Income Amount calculated on the date we produce the report. The reporting and the status are designed to provide you information regarding the current sustainability of your current withdrawal amount by comparing it to the current Prudent Income Amount. We provide no other reporting, so you should review your consolidated statement and annual report to see if your status under the program has changed. You also can review your current daily status by logging into your account on amperiprise.com. We reserve the right to modify the reporting we provide under the program at any time and in our sole discretion.

The table below shows the percentage range assigned to each status when the prudent income amount is compared to the current withdrawal amount. Each value in the table represents the percentage the Prudent Income Amount is below (a negative percentage) or above (a positive percentage) the current withdrawal amount.

Income Guide Status Definitions
Attention Needed	Caution	On Track	More Available
Less than -20%	-20% up to, but not including, -10%	-10% up to, but not including, +25%	+25% or more

We use descriptive terminology to describe each status. When you are in the On Track status we may refer to your withdrawal rate as “currently sustainable.” When you are in the Caution status, we refer to your withdrawal rate as “near a point where it may not be sustainable.” When you are in the Attention Needed status, we refer to your withdrawal rate as “may not be sustainable.” Finally, if your current withdrawal amount places you in the “More Available” status, we refer to you as having “more options available” because the Prudent Income Amount is at least 25% higher than your current withdrawal amount. These statutes, including the accompanying explanations, are merely descriptive and do not represent a specific level of actual sustainability or probability of your contract value not being depleted. Please note if you are in the “More Available” status and you utilize contract value for other purposes it may create adverse consequences in the future, including increasing the possibility and extent of future status changes and the possibility of running out of money prior to the end of the program.

The following Income Guide statuses are used in our periodic reporting.

Income Guide Status	What the Status Means
Attention Needed	Based on your contract value, it is projected that your withdrawal amount may not be sustainable.

Caution	Based on your contract value, it is projected that your withdrawal amount is near a point where it may not be sustainable.

On Track	Based on your contract value, it is projected that your withdrawal amount is currently sustainable.

More Available	Based on your contract value and withdrawal amount, it is projected there are more options available.

These statuses are not designed to be, nor should they be construed as, investment advice. They are based on a comparison of your current annual withdrawal amount versus the current Prudent Income Amount. They also can aid you in tracking how close your current rate of withdrawal is to the Prudent Income Amount. In the end, your unique financial situation and the advice of your financial advisor should be utilized in assessing your Income Guide status and your utilization of the program as a whole. Please note, the longer you are in the Attention Needed status without adjusting withdrawals the greater the likelihood that you will deplete your contract value.

If you completely suspend your withdrawals, we will no longer report a status. This, however, does not mean that subsequently restarting withdrawals will result in a sustainable rate of withdrawal. When you restart your withdrawals, a current Prudent Income Amount will be compared to your current withdrawal amount to determine a current status. Also, remember that a change in ownership will automatically suspend systematic withdrawals.

Income Guide does not take into account your unique financial situation, including how you allocate your contract value to available investment options and the allocation of your contract value to equities or bonds. Your investment returns, including the deduction of any fund fees and expenses, will differ from program assumptions. In addition, the fees and charges we assumed in calculating values under the program will differ from the actual fees and charges on your contract. This is due in part to the fact that we did not assume certain charges, including the contract administrative charge and optional benefit charges.

The methods, assumptions and simulations we used to develop the Prudent Income Percentages may not be appropriate or correct for a given contract owner. Individual results can vary widely and will impact the frequency of status changes and how often you may want to make adjustments to your withdrawals. You must decide whether to modify withdrawals or take any other action with respect to your contract based on the status we report, and whether to consult with your financial advisor.

The Prudent Income Amount

We use your current age, contract value, and Prudent Income Percentage to calculate your current Prudent Income Amount. We may modify these factors used to calculate your Prudent Income Amount at any time and in our sole discretion. We, RiverSource Life Insurance Company, solely determined what assumptions to use in deriving the Prudent Income Amount

Since the Prudent Income Amount is calculated daily and fluctuates based on age and current contract value, the program does not guarantee or result in a steady stream of income or provide any type of guaranteed cash value or guaranteed benefit.

The Prudent Income Percentages are derived from a series of random simulations based on the following assumptions:

•	an investment allocation of 50% in equities and 50% in bonds;

•	average annual returns, after the deduction of all fund fees and expenses, of 9.0% on the equity allocation and 4.0% on the bond allocation that grades upward to 6.0% over a ten year period;

•	average portfolio volatility of 9.0%;

•	a 1.0% average annual mortality and expense risk fee being assessed; and

•	taking level withdrawals each month.

The average annual return assumptions of 9.0% for the equity allocation and the 4.0%-6.0% for the bond allocation are net return assumptions. This means these return assumptions would be after the deduction of all underlying fund fees and expenses. Other contract charges, if they apply to you, were not included in the assumptions. This includes the contract administrative charge, surrender charges, and charges associated with optional benefits available under the contract. The “Charges” section of the prospectus provides additional details on the amount and applicability of these charges.

Since these assumptions are not customized to you, your circumstances will differ and the minimum 90% probability of withdrawals lasting for the duration of the program without the need to make any adjustments to the amount of withdrawals may be higher or lower than the probability used in developing the Prudent Income Percentages.

It is important to remember that only the age of the participant and the contract value are specific to your contract. All of the factors used in determining the Prudent Income Percentages are general and not individualized or otherwise customized to you, your contract allocation, or any other circumstances specific to you.

The following factors related to your contract experience will impact your Income Guide status and the probability of withdrawals (without adjusting under the program) lasting for the duration of the program:

(1)	the fees, average annual total returns and volatility of the underlying funds you have elected;

(2)	the specific fees of your contract;

(3)	additional purchase payments to the contract;

(4)	withdrawals in addition to the monthly systematic withdrawal;

(5)	partial annuitizations; or

(6)	your actual life expectancy or retirement horizon.

Your results under the program will vary. In general, if you have lower returns, higher volatility, higher fees, or you make additional withdrawals, then the result will be less favorable than assumed. In contrast, if you have higher returns, lower volatility, lower fees, or make additional purchase payments, then the result will generally be more favorable than assumed. In addition, if you experience long-term periods where your contract value is continually declining due to deviations from the assumptions mentioned above, you will need to repeatedly decrease the amount of your withdrawal to stay in the “On Track” status. Also, while unlikely, your contract value may be depleted before age 95 even if you follow the program.

The assumptions were utilized to run a series of random simulations. These simulations were used to establish the Prudent Income Percentages which are based on a level amount of income (without adjusting under the program) that provides a minimum 90% or greater probability of contract value lasting to age 95 (age 100 for joint), or for 8 years, whichever is longer. As with any simulation, your actual experience will be different and our methodology could have an error.

The Prudent Income Percentages change over time based on age. The table below shows the current Prudent Income Percentages utilized. In the case of the Joint Option, the youngest participant’s age is used to determine the Prudent Income Percentages.

PRUDENT INCOME PERCENTAGES
Participant Age	Single Option	Joint Option	Participant Age	Single Option	Joint Option	Participant Age	Single Option	Joint Option
50	3.0%	2.5%	66	4.6%	4.1%	81	6.3%	5.8%
51	3.1%	2.6%	67	4.7%	4.2%	82	6.6%	6.1%
52	3.2%	2.7%	68	4.8%	4.3%	83	6.9%	6.4%
53	3.3%	2.8%	69	4.9%	4.4%	84	7.2%	6.7%
54	3.4%	2.9%	70	5.0%	4.5%	85	7.5%	7.0%
55	3.5%	3.0%	71	5.1%	4.6%	86	8.0%	7.5%
56	3.6%	3.1%	72	5.2%	4.7%	87	8.5%	8.0%
57	3.7%	3.2%	73	5.3%	4.8%	88	9.0%	8.5%
58	3.8%	3.3%	74	5.4%	4.9%	89	9.5%	9.0%
59	3.9%	3.4%	75	5.5%	5.0%	90	10.0%	9.5%
60	4.0%	3.5%	76	5.6%	5.1%	91	10.5%	10.0%
61	4.1%	3.6%	77	5.7%	5.2%	92	11.0%	10.5%
62	4.2%	3.7%	78	5.8%	5.3%	93	11.5%	11.0%
63	4.3%	3.8%	79	5.9%	5.4%	94	12.0%	11.5%
64	4.4%	3.9%	80	6.0%	5.5%	95	12.5%	12.0%
65	4.5%	4.0%

The Prudent Income Percentage is multiplied by the contract value to determine the current Prudent Income Amount. The Prudent Income Amount will change over time due to changes in the contract value and the age of the participants covered under the program.

Although the Prudent Income Percentage increases with age, the Prudent Income Amount may not increase over time because a decreasing contract value can more than offset any increase in the Prudent Income Percentage. An increase in the Prudent Income Percentage does not protect against inflation.

Refer to “Example of a Prudent Income Amount Calculation” below to see how the Prudent Income Percentage is used to create a Prudent Income Amount.

By increasing with age, the Prudent Income Percentages result in less contract value being required to be in the “On Track” status. As a result, the Prudent Income Amount is not designed to preserve the level of your contract value. Following the monitoring program, however, including making adjustments to your rate of withdrawal over the life of the program, will increase the likelihood that your contract value will not be exhausted prior to the end of the program.

The assumptions used in determining values under Income Guide including investment and performance, are not tied in any way to your allocation of contract value and its performance. Your actual contract results can vary significantly from the performance we assumed in calculating the Prudent Income Amount.

The Prudent Income Amount is not a guarantee of present or future income and is not intended, nor should it be construed as, any form of investment advice.

If your contract is funding an employer sponsored plan such as a retirement plan established under Section 403(b) or 401(a) of the Code, your ability to begin a systematic withdrawal or to change one may be subject to plan sponsor approval. To determine whether there are any plan based restrictions on Income Guide, contact your plan sponsor.

Example of a Prudent Income Amount Calculation

Below is an example of how Income Guide calculates the Prudent Income Amount and assigns the status of the sustainability of your withdrawals.

At the time of enrollment, assume the following:

(1)	you have elected the Single Option;

(2)	you are age 65;

(3)	your monthly systematic withdrawal amount is $350.00 ($4,200.00 annually); and

(4)	your contract value is $100,000.00.

Using these assumptions when you enroll, to calculate the Prudent Income Amount, the contract value is multiplied by the Prudent Income Percentage, which is 4.5%.

$100,000.00 x 4.5% = $4,500.00

In this case, the Prudent Income Amount is about 7.1% above your annual withdrawal amount. This results in being assigned a status of “On Track.”

Let’s assume six months after enrollment, you are still age 65 and your contract value is now $95,000. When you multiply the current contract value by the Prudent Income Percentage you get the following Prudent Income Amount.

$95,000.00 x 4.5% = $4,275.00

In this case, the Prudent Income Amount is about 1.8% above your annual withdrawal amount. This results in being assigned a status of “On Track.”

Let’s assume one year after enrollment, you are now age 66 and your contract value is now $82,000. When you multiply the current contract value by the Prudent Income Percentage you get the following Prudent Income Amount.

$82,000.00 x 4.6% = $3,772.00

In this case, the Prudent Income Amount is about 10.2% below your annual withdrawal amount. This results in being assigned a status of “Caution.”

Potential Benefits of the Income Guide Program

Income Guide can aid you in creating a non-guaranteed stream of income through systematic withdrawals from your contract. This can be beneficial if your need for income is flexible and does not require the guarantees associated with either a guaranteed minimum withdrawal benefit rider or exercising your option to annuitize. Withdrawals in connection with Income Guide may be subject to surrender charges, taxes and tax penalties. In contrast, payments under a guaranteed minimum withdrawal benefit rider or annuitization are not subject to surrender charges. In addition, if you use Income Guide and you have a non-qualified contract you are not receiving any potential benefits of the exclusion ratio associated with annuitization. The exclusion ratio allows you to spread the cost basis of your contract value over time, generally resulting in payments being partially taxable while the exclusion ratio is in effect. In contrast, Income Guide systematically withdraws contract value and for non-qualified contracts this results in taxable earnings being considered to be withdrawn first. A financial advisor can help you understand each of the income options available to you.

In cases where your Income Guide status becomes “More Available” there may be opportunities to increase your withdrawal rate, lock-in guaranteed income through partial annuitization, or use a portion of your contract value for other purposes. In consultation with your financial advisor, you can determine whether one or more of these options are right for you. Please keep in mind increases in the amount you withdraw may be subject to additional surrender charges, taxes and tax penalties. In addition, withdrawals will reduce your contract value and will proportionally reduce your standard death benefit and any optional death benefit you have elected. Increases in withdrawals can also have adverse future consequences, including increasing the possibility of future status changes and the possibility of running out of money prior to the end of the program.

Potential Risks of the Income Guide Program

Income Guide, including the Prudent Income Amount, is not a guarantee of income. If your annuity contract value is depleted your contract and any benefits associated with it, including Income Guide, will end without value.

In instances where your contract enters the “Attention Needed” status, even if you take steps to address the status such as lowering withdrawals from your contract, it is possible depending on continued performance of your contract that you could re-enter or remain in the status for an extended period of time. If you do not adjust your withdrawals when you are in the “Attention Needed” status, it could substantially increase the likelihood your contact value will be depleted, especially if you remain in this status for an extended period of time without making any adjustments.

Income Guide does not provide any additional waiver of any applicable surrender charge. This means in cases where your contract is subject to a surrender charge, any amounts withdrawn in excess of the free amount will be assessed a surrender charge, including any instance where you are withdrawing at a level equal to the Prudent Income Amount. For additional information on surrender charges, refer to the “Surrender Charge” subsection of the “Charges” section of this prospectus.

If your contract is issued on a qualified basis, you are subject to certain required minimum distribution rules for federal tax purposes. These rules may require you to take withdrawals out of your annuity that exceed the Prudent Income Amount. If this occurs, taking the required withdrawals may increase the likelihood that you will deplete your annuity contract over time.

If your relationship with your advisor ends, you will no longer receive assistance using the Income Guide service. If your contract continues to be serviced by AFSI, but you have ended your relationship with the financial advisor with whom you set up Income Guide, Income Guide will continue, and you should request AFSI assign you another advisor to assist you with maximizing the effectiveness of Income Guide. We cannot guarantee that AFSI will assign you an advisor that will assist you with Income Guide.

If you rely on Income Guide for managing your income needs and the service terminates, either because we choose to no longer offer it or a circumstance arises where automatic termination occurs, you may be in a position where you cannot find a means to manage or monitor your income going forward. Remember, in any instance where AFSI is no longer the servicing broker-dealer of record for your contract, Income Guide will automatically terminate.

THIS SUPPLEMENT SHOULD BE READ AND RETAINED FOR FUTURE REFERENCE.

S-6594-5 A (12/14)

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